Exhibit 4.25

MEMORANDUM RELATING TO AGREEMENT DATED 24 MARCH 1999 BETWEEN RIO TINTO LIMITED AND MR R L CLIFFORD (“THE DIRECTOR”) AND TO BE ANNEXED HERETO

With effect from 1 March 2003 the remuneration specified in Clause 6(A) of the above-mentioned Agreement is £650,000 per annum.

The Remuneration Committee of the Board, consisting solely of non-executive directors, is responsible for the introduction and operation of executive directors’ bonus arrangements.

With effect from the financial year ended 31 December 1993 (or date of appointment if later) executive directors have been eligible to participate in two bonus schemes, Rio Tinto Limited’s equivalents to Rio Tinto plc’s Mining and FTSE Plan. With effect from 27 May 1998, these schemes were replaced in respect of new awards by the Mining Companies Comparative Plan and the Share Option Plan, details of which are set out in appendix II and appendix III respectively.

Executive directors are also eligible to receive a cash bonus under the company’s Short Term Incentive Scheme, with a target bonus of 60% of basic salary and subject to a maximum bonus of 100% of salary. The award depends on performance against financial and strategic criteria determined by the Remuneration Committee.

for and on behalf of RIO TINTO LIMITED

/s/ A V Lawless
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Assistant Secretary